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                          June 28, 2023

       Thomas Zindrick, J.D.
       President and Chief Executive Officer
       Genelux Corporation
       2625 Townsgate Road, Suite 230
       Westlake Village, California 91361

                                                        Re: Genelux Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed June 28, 2023
                                                            File No. 333-272966

       Dear Thomas Zindrick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Terren J. O   Connor